EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Nine Months
	Ended August		Year Ended November
	2005		2004		2003		2002		2001		2000
Net earnings	$3,994		$4,553		$3,005		$2,114		$2,310		$3,067
Add:
Provision for taxes	1,800		2,123		1,440		1,139		1,386		1,953
Portion of rents representative of an interest factor	88		118		120		120		111		80
Interest expense on all indebtedness	12,411		8,888		7,600		8,868		15,327		16,410

Pre-tax earnings, as adjusted	$18,293		$15,682		$12,165		$12,241		$19,134		$21,510

Fixed charges (1):
Portion of rents representative of an interest factor	88		118		120		122		111		80
Interest expense on all indebtedness	12,411		8,893		7,613		8,874		15,327		16,410

Fixed charges	$12,499		$9,011		$7,733		$8,996		$15,438		$16,490

Preferred stock dividend requirements	13		—		—		—		—		—

Total combined fixed charges and preferred stock dividends	$12,512		$9,011		$7,733		$8,996		$15,438		$16,490

Ratio of earnings to fixed charges	1.46	x	1.74	x	1.57	x	1.36	x	1.24	x	1.30	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.46	x	—		—		—		—		—

(1)	Fixed charges include capitalized interest.